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                              April 24, 2024

       Aidy Chou
       Chief Executive Officer
       Armlogi Holding Corp.
       20301 East Walnut Drive North
       Walnut, CA 91789

                                                        Re: Armlogi Holding
Corp.
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed April 16,
2024
                                                            File No. 333-274667

       Dear Aidy Chou:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1

       Use of Proceeds, page 27

   1. We note your disclosure on page 81 that you also agreed to pay the Representative a cash fee equal to seven and
one-half percent (7.5%) of the gross proceeds received by you from the sale of any equity,
debt and/or equity derivative instruments to any investors actually introduced by the
Representative. Tell us and disclose here how these additional fees to the Representative
impact your net proceeds from this offering. Accordingly, revise your capitalization and
dilution disclosures as appropriate.
       Industry, page 45

   2. We note your disclosure in this section describes your industry, with various industry statistics, metrics and
tabulations of information through 2022. Please revise to update your disclosure through
at least 2023.
 Aidy Chou
Armlogi Holding Corp.
April 24, 2024
Page 2

       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact
Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                         Sincerely,
FirstName LastNameAidy Chou
                                                         Division of
Corporation Finance
Comapany NameArmlogi Holding Corp.
                                                         Office of Energy &
Transportation
April 24, 2024 Page 2
cc:       Qiaozi Guanglin
FirstName LastName